UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2016

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

The information furnished herewith is incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 No. 333-157279
Registration Statement on Form F-3 No. 333-189879

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

EXHIBITS

Exhibit No.	Document

99.1	Material Change Report dated July 6, 2016.

99.2	Arrangement Agreement by and among OPKO Health, Inc., OPKO Global Holdings, Inc. and Transition Therapeutics Inc., dated as of June 29, 2016 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by OPKO Health, Inc. (file no. 001-33528) on June 30, 2016).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: July 6, 2016	By:	/s/ Nicole Rusaw
	Name:	Nicole Rusaw
	Title:	Chief Financial Officer